Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED DECEMBER 18, 2023

TO THE PROSPECTUS DATED APRIL 7, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 7, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of January 1, 2024;
•
to disclose the calculation of our November 30, 2023 NAV per share for each class of our common stock;
•
to disclose the launch of our 1031 Exchange Program;
•
to disclose the amendment to the Advisory Agreement;
•
to disclose the amendment to the Operating Partnership’s partnership agreement;
•
to disclose updates to our valuation guidelines;
•
to disclose updates to our investment guidelines;
•
to disclose updates to our distribution reinvestment plan;
•
to update the “Risk Factors” section of the Prospectus;
•
to update the “Conflicts of Interest” disclosure in the Prospectus;
•
to disclose the adoption of an independent director stock ownership policy;
•
to disclose certain unaudited financial results for the nine months ended September 30, 2023;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

January 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2024 (and repurchases as of December 31, 2023) is as follows:

Transaction Price (per share)
Class S	$24.08
Class T	$24.09
Class D	$23.66
Class I	$23.90

The January 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP11-1223

November 30, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of November 30, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of November 30, 2023 ($ and shares/units in thousands):

Components of NAV	November 30, 2023
Investments in real estate	$22,996,769
Investments in real estate debt	1,560,506
Cash and cash equivalents	444,912
Restricted cash	269,930
Other assets	825,707
Debt obligations	(12,842,841)
Secured financings on investments in real estate debt	(746,984)
Subscriptions received in advance	(11,372)
Other liabilities	(1,399,997)
Performance participation accrual	—
Management fee payable	(11,525)
Accrued stockholder servicing fees (1)	(3,671)
Non-controlling interests in consolidated joint ventures	(76,041)
Net asset value	$11,005,393
Number of outstanding shares/units	459,193

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2023, we have accrued under GAAP $311.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of November 30, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$4,776,995	$129,199	$665,213	$4,954,122	$479,864	$11,005,393
Number of outstanding shares/units	198,357	5,363	28,116	207,280	20,077	459,193
NAV Per Share/Unit as of November 30, 2023	$24.08	$24.09	$23.66	$23.90	$23.90

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2023 valuations, based on property types. Once we own more than one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.6%	5.3%
Single-Family Rental	6.9%	5.6%
Industrial	6.7%	5.5%
Office	7.8%	6.4%
Other	8.5%	6.9%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.9%	+2.0%	+1.9%	+1.8%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+2.8%	+3.1%	+2.6%	+2.3%
(weighted average)	0.25% increase	(2.8)%	(2.6)%	(2.8)%	(2.4)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of October 31, 2023 ($ and shares/units in thousands):

Components of NAV	October 31, 2023
Investments in real estate	$23,586,607
Investments in real estate debt	1,557,322
Cash and cash equivalents	267,463
Restricted cash	274,151
Other assets	1,047,823
Debt obligations	(13,083,173)
Secured financings on investments in real estate debt	(719,779)
Subscriptions received in advance	(11,679)
Other liabilities	(1,289,264)
Performance participation accrual	—
Management fee payable	(12,067)
Accrued stockholder servicing fees (1)	(3,874)
Non-controlling interests in consolidated joint ventures	(89,174)
Net asset value	$11,524,356
Number of outstanding shares/units	466,813

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2023, we have accrued under GAAP $322.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of October 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,001,295	$135,059	$695,415	$5,198,289	$494,298	$11,524,356
Number of outstanding shares/units	201,614	5,443	28,534	211,145	20,077	466,813
NAV Per Share/Unit as of October 31, 2023	$24.81	$24.82	$24.37	$24.62	$24.62

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Launch of the 1031 Exchange Program

We, through the Operating Partnership, are launching a program to issue and sell up to a maximum aggregate offering amount of $1.0 billion of beneficial interests to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act, in specific Delaware statutory trusts holding one or more real properties (the “DST Program”). In connection with the launch of the DST Program, the Prospectus is updated as follows:

The following disclosure is added to the section of the Prospectus titled “Prospectus Summary”:

Q:	Why do you have a DST Program?

A:

We, through the Operating Partnership, are commencing a program (the “DST Program”) to issue and sell up to a maximum aggregate offering amount of $1.0 billion of beneficial interests (the “DST Interests”) in specific Delaware statutory trusts (the “DSTs”) holding one or more real properties (each, a “DST Property” and, collectively, the “DST Properties”). These DST Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the “DST Offerings”). Under the DST Program, each DST Property may be sourced from our real properties or from third parties, which will be held in a DST and subsequently leased back by a wholly owned subsidiary of the Operating Partnership in accordance with a certain master lease agreement. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a fair market value option (the “FMV Option”) giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership’s discretion. Such FMV Option shall be exercisable any time after two years from the closing of the applicable DST Offering. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a subsidiary, an affiliate, a successor entity to the Operating Partnership or the acquiror of a majority of the Operating Partnership’s assets. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. Affiliates of the Advisor will receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares under our share repurchase plan and for other corporate purposes. We have not allocated specific amounts of the net proceeds from the DST Program for any specific purpose. For additional details regarding our DST Program, see “Investment Objectives and Strategies—DST Program,” “Compensation,” and “Summary of the Operating Partnership Agreement.”

In connection with the DST Program, Starwood 1031 Exchange, L.L.C., an indirect wholly owned subsidiary of the Operating Partnership (the “DST Sponsor”), Starwood Capital, L.L.C. (the “DST Dealer Manager”) and, solely with respect to its obligations with respect to the investor servicing fee, the Operating Partnership, entered into that certain DST Dealer Manager Agreement (the “DST Dealer Manager Agreement”), pursuant to which the DST Dealer Manager will serve as the dealer manager for the DST Offerings on a “best efforts” basis.

All material management authority with respect to each DST will be exercised by a subsidiary of Starwood Capital (the “DST Manager”). The DST Manager has the power and authority (i) to manage substantially all of the affairs and limited investment activities of the DSTs, (ii) to perform administrative actions in connection with the DSTs, (iii) to act as signatory trustee of the applicable DSTs, and (iv) to determine when it is appropriate to sell the DST Properties, all of which such power and authority is limited to the extent such powers and authority are materially consistent with the powers and authority conferred upon the trustee in Revenue Ruling 2004-86. The DST Manager will be managed by senior members of Starwood Capital.

The following disclosure is added to the section of the Prospectus titled “Investment Objectives and Strategy”:

DST Program

We, through the Operating Partnership, are commencing the DST Program to issue and sell up to a maximum aggregate offering amount of $1.0 billion of DST Interests in specific DSTs holding one or more DST Properties. These DST Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in the DST Offerings. Under the DST Program, each DST Property may be sourced from our real properties or from third parties, which will be held in a DST and subsequently leased back by a wholly owned subsidiary of the Operating Partnership in accordance with a certain master lease agreement. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a FMV Option, giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership’s discretion. Such FMV Option shall be exercisable any time after two years from the closing of the applicable DST Offering. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a subsidiary, an affiliate, a successor entity to the Operating Partnership or the acquiror of a majority of the Operating Partnership’s assets. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. Affiliates of the Advisor are expected to receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares of all classes of our common stock under our share repurchase plan and for other corporate purposes. We have not allocated specific amounts of the net proceeds from the DST Program for any specific purpose.

DST Dealer Manager

In connection with the DST Program, the DST Sponsor, the DST Dealer Manager and, solely with respect to its obligations with respect to the investor servicing fee, the Operating Partnership, entered into that certain DST Dealer Manager Agreement, pursuant to which the DST Dealer Manager will serve as the dealer manager for the DST Offerings on a “best efforts” basis. Under the DST Dealer Manager Agreement, each DST will pay the DST Dealer Manager a placement fee in an amount up to 2.0% of the equity investment in the DST Interests. Additionally, each DST will pay to the DST Dealer Manager an investor servicing fee equal to 0.25% per annum of the total equity investment in the DST Interests sold by such DST.

The Operating Partnership will pay to the DST Dealer Manager, solely with respect to Operating Partnership units issued in connection with the FMV Option in exchange for DST Interests and only until the fee limit (if any) set forth in the applicable agreement between the DST Dealer Manager and the participating distribution agent that sold such DST Interests in a DST Offering has been reached, an investor servicing fee equal to 0.85% per annum of the aggregate NAV for the applicable Class S-1 units and an investor servicing fee equal to 0.25% per annum of the aggregate NAV for the applicable Class D-1 units. No investor servicing fee will be paid for Class I units. All or a portion of the placement fee and investor servicing fee may be reallowed to participating distribution agents, as set forth in the applicable agreement between the DST Dealer Manager and such participating distribution agent.

DST Manager

All material management authority with respect to each DST will be exercised by the DST Manager. The DST Manager has the power and authority (i) to manage substantially all of the affairs and limited investment activities of the DSTs, (ii) to perform administrative actions in connection with the DSTs, (iii) to act as signatory trustee of the applicable DSTs, and (iv) to determine when it is appropriate to sell the DST Properties, all of such power and authority is limited to the extent such powers and authority are materially consistent with the powers and authority conferred upon the trustee in Revenue Ruling 2004-86. The DST Manager will be managed by senior members of Starwood Capital.

For its services, the DST Manager generally will receive from each DST a facilitation fee in an amount up to 1.50% of the equity investment in the DST Interests. In addition, the DST Manager will receive a management fee of up to 0.15% of the total equity investment in the DST Interests sold to third parties in the applicable DST Offering, as well as reimbursements of certain expenses associated with the establishment, maintenance and operation of the DST (including any subsidiary DSTs, if applicable), and the management of the DST Properties.

Advisory Agreement

The following disclosure modifies the description of the Advisory Agreement and the management fee payable to the Advisor in the section of the Prospectus titled “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” and all related disclosure in the Prospectus:

In connection with the DST Program, we, the Operating Partnership and the Advisor entered into that certain Amended and Restated Advisory Agreement (the “Advisory Agreement”). The Advisory Agreement amends and restates the prior version of the agreement to, among other things, facilitate the initiation and management of the DST Program and amend the calculation of the asset management fee in connection with the DST Program.

As amended, we will pay the Advisor a management fee equal to (i) 1.25% of our NAV per annum payable monthly, before giving effect to any accruals for the management fee, the stockholder servicing fee, the performance participation interest or any distributions, plus (ii) 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the FMV Option held by the Operating Partnership. For avoidance of doubt, the Advisor does not receive a duplicative management fee with respect to any DST Property. In addition, the Operating Partnership will pay the Advisor a management fee equal to 1.25% of the NAV of the Operating Partnership attributable to Operating Partnership units held by unitholders other than us.

As amended, the Advisory Agreement also provides that we will reimburse the Advisor for any organization and offering expenses related to the DST Program, and that we will reimburse the Advisor for expenses relating to our or the Operating Partnership’s compliance-related matters and regulatory filings.

Partnership Agreement

The following disclosure modifies the description of the Operating Partnership’s partnership agreement in the section of the Prospectus titled “Summary of the Operating Partnership Agreement” and all related disclosure in the Prospectus:

In connection with the DST Program, we, on our own behalf as general partner and on behalf of the limited partners of the Operating Partnership, and the Special Limited Partner entered into that certain Amended and Restated Limited Partnership Agreement of Starwood REIT Operating Partnership, L.P. (the “partnership agreement”). The partnership agreement amends the prior limited partnership agreement of the Operating Partnership to, among other things, facilitate the issuance of Operating Partnership units in exchange for DST Interests in the event the Operating Partnership elects to exercise its FMV Option and the participation of such Operating Partnership units in our distribution reinvestment plan.

The partnership agreement authorizes the Operating Partnership to issue Operating Partnership units designated as one of two new classes of Operating Partnership units, specifically Class S-1 units and Class D-1 units, and provides that such Class S-1 units and Class D-1 units received in exchange for DST Interests in connection with the exercise of the FMV Option will automatically convert to Class I units in the event the aggregate selling commissions, dealer manager fees, and the investor servicing fee paid by us or the Operating Partnership with respect to such Class S-1 units or Class D-1 units and the DST Interests for which such Operating Partnership units were exchanged reach a fee limit (if any) set forth in the applicable agreement between the DST Dealer Manager and the participating distribution agent that sold such DST Interests in a DST Offering.

The partnership agreement provides that the investor servicing fee payable with respect to a particular class of Operating Partnership units will be specially allocated to that class of Operating Partnership units. The amount of the ongoing investor servicing fee for a Class S-1 unit shall equal 0.85% per annum of the NAV of such outstanding Class S-1 unit, and the amount of the ongoing investor servicing fee for a Class D-1 unit shall equal 0.25% per annum of the NAV of such outstanding Class D-1 unit.

Valuation Guidelines

The following disclosure is added to the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines”:

Valuation of Assets and Liabilities Associated with the DST Program

We intend to conduct the DST Program to raise capital in private placements through the sale of DST Interests in DSTs that own one or more DST Properties in which we, through a wholly owned subsidiary of the Operating Partnership, will hold a long-term leasehold interest in each DST Property pursuant to a master lease that will be guaranteed by the Operating Partnership. In accordance with the applicable master lease, such subsidiary of the Operating Partnership or applicable master tenant will make rental payments to the applicable DST (as landlord and owner of such DST Property) and such subsidiary of the Operating Partnership or applicable master tenant will be responsible for subleasing the applicable DST Property to various end-user tenants. This master lease arrangement means that we will bear the risk that the underlying cash flow received from the applicable DST Property may be less than the master lease payments. Additionally, the Operating Partnership will retain the FMV Option, giving it the right, but not the obligation, to acquire the DST Interests from the investors at a later date in exchange for Operating Partnership units or cash, at the Operating Partnership’s discretion.

Due to our continuing management of each DST Property through the master lease arrangement, we will include each DST Property in the calculation of our NAV at its fair value (without taking into account the master lease obligations) in the same manner as described under “Valuation of Investments—Consolidated Properties.”

The cash received by us in exchange for the indirect sale of DST Interests in each DST Property will be valued as an asset with a corresponding liability, initially equal to the cash received, representing the obligations under the master lease. Accordingly, the indirect sale of DST Interests in each DST Property will have no initial net effect to the NAV calculation. Following the close of the offering of each DST Property, the value of the DST Property (taking into account the master lease obligations) will be multiplied by the third-party investors’ percentage interest in the DST Property to determine the fair value of the corresponding liability on an ongoing basis.

In the event the FMV Option expires or is terminated without being exercised by the Operating Partnership, the applicable DST Property value will be reduced by the pro rata portion owned by third-party investors with an offsetting reduction in the corresponding liability.

The following disclosure supersedes and replaces the second paragraph in the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation”:

Each class has an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided at the end of each calendar quarter by our independent valuation advisor with monthly valuations prepared by the Advisor for months that are not a quarter-end, (2) our real estate debt and real estate-related equity securities for which third-party market quotes are available, (3) our other real estate debt and real estate-related equity securities, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares is only included in the NAV calculation for that class, the NAV per share for our share classes may differ.

The following disclosure supersedes and replaces the first sentence of the third paragraph in the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation”:

Our operating partnership units are economically equivalent to a corresponding class of shares (with Class D-1 units equivalent to Class D shares and Class S-1 units equivalent to Class S shares).

The following disclosure supersedes and replaces the first paragraph in the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor”:

Altus Group U.S. Inc., a third-party valuation firm, was selected by the Advisor and approved by our board of directors, including a majority of our independent directors, to serve as our independent valuation advisor after considering its industry footprint, experience and extensive team poised to handle our anticipated volume of business. Altus Group U.S. Inc. has served as our independent valuation advisor since we started calculating our NAV. At the end of each calendar quarter, our independent valuation advisor will prepare update appraisals for each of our properties. The appraisals prepared by third-party appraisal firms will be one of the components considered by our independent valuation advisor in determining the value of our properties. The independent valuation advisor also reviews and provides an opinion as to the reasonableness of the valuations of our properties prepared by the Advisor for each month that is not a quarter-end. When identified by the Advisor, valuations are updated for events that materially impact our gross asset value; however, there may be a lag in time between the occurrence of such event(s) and the determination of the impact on our gross asset value. The Advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. Real estate debt liabilities and real estate-related securities are not reviewed, appraised, or valued by the independent valuation advisor. While our independent valuation advisor performs an important role with respect to our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Advisor is ultimately responsible for the determination of our NAV.

The following disclosure supersedes and replaces the second and third paragraphs in the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments—Consolidated Properties”:

We expect to receive an appraisal from an independent third-party appraisal firm subsequent to acquisition and following such acquisition, no less than annually, which annual third-party appraisal will be considered by our independent valuation advisor in determining the value of our properties. Properties purchased as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the independent valuation advisor as to its reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated fair value of the property. Each third-party appraisal must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. Each quarterly update appraisal performed by the independent valuation advisor is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Advisor. Upon conclusion of the appraisal, the independent valuation advisor prepares a written report with an estimated fair value of the property. Each appraisal prepared by the independent valuation advisor must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. We believe our policy of obtaining annual appraisals by independent third parties as well as having our independent valuation advisor preparing updated appraisals at the end of each calendar quarter meaningfully enhances the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm or our independent valuation advisor is performed in accordance with our valuation guidelines.

The Advisor updates the valuations of our properties for each month in which we do not receive an appraisal report from our independent valuation advisor. Such monthly update valuations are based on the then most recent appraisals provided by our independent valuation advisor, current market data and other relevant information, with a review as to the reasonableness of the Advisor’s valuation provided by our independent valuation advisor. These updates to valuations may be different than the values provided in the most recent appraisal performed by our independent valuation advisor. Although reviews of each of the monthly valuations of our real property are performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by the Advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information is not independently verified by our independent valuation advisor.

Investment Guidelines

The following disclosure supersedes and replaces the first paragraph in the section of the Prospectus titled “Investment Objectives and Strategies—Borrowing Policies” and all related disclosure in the Prospectus:

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is 50% to 65%. Our leverage ratio is measured by dividing (i) property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) our gross real estate assets (measured using the greater of fair market value and cost) plus the equity in our real estate debt and real estate-related equity securities portfolios. For purposes of determining our gross real estate assets, we include the asset values of the DST Properties due to the master lease structure, including the Operating Partnership’s FMV Option. Our leverage ratio calculation does not include (i) indebtedness incurred in connection with funding a deposit in advance of the closing of an investment, (ii) indebtedness incurred as other working capital advances or (iii) the financing liability resulting from the sale of DST Properties included in our NAV calculation. Furthermore, the refinancing of any amount of existing indebtedness is not deemed to constitute incurrence of new indebtedness so long as no additional amount of net indebtedness is incurred in connection therewith (excluding the amount of transaction expenses associated with such refinancing). See “Selected Information Regarding Our Operations—Our Indebtedness.”

Distribution Reinvestment Plan

The distribution reinvestment plan attached to this Supplement as Appendix A supersedes and replaces the distribution reinvestment plan included as Appendix A to the Prospectus, and the following disclosure modifies the description of the distribution reinvestment plan in the section of the Prospectus titled “Description of Capital Stock—Distribution Reinvestment Plan” and all related disclosure in the Prospectus:

Effective January 1, 2024, we amended our distribution reinvestment plan to provide that holders of Operating Partnership units may participate in the distribution reinvestment plan subject to the terms set forth therein, and that the Operating Partnership will apply all dividends and other distributions declared and paid in respect of Operating Partnership units held by each Operating Partnership unit participant and attributable to the class of Operating Partnership units held by such Operating Partnership unit participant to the purchase of our shares of common stock having the same class designation as the applicable class of Operating Partnership units for such Operating Partnership unit participant, provided that Operating Partnership unit distributions attributable to Class S-1 units will be applied to the purchase of Class S shares and Operating Partnership unit distributions attributable to Class D-1 units will be applied to the purchase of Class D shares.

Risk Factors

The following disclosure is added to the section of the Prospectus titled “Risk Factors—Risks Related to This Offering and Our Organizational Structure”:

The DST Program could subject us to liabilities from litigation or otherwise.

We, through the Operating Partnership, are launching the DST Program to raise capital in private placements exempt from registration under the Securities Act through the sale of DST Interests to “accredited investors” in specific DSTs holding one or more DST Properties. We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. However, there is no guarantee that the DST Program will provide the tax benefits expected by investors. Investors who acquire DST Interests through such private placements may be seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. As general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of the DST Program, including in the event an investor fails to qualify for any desired tax benefits.

The DST Program will not shield us from risks related to the performance of the DST Properties held through such structures.

Under the DST Program, certain of our existing real properties and real properties acquired from third parties may be placed into DSTs, the DST Interests of which will be sold to investors. We, through a wholly owned subsidiary of the Operating Partnership, will hold long-term leasehold interests in each DST Property under a master lease, which will be fully guaranteed by the Operating Partnership. Under each master lease, we, through such subsidiary of the Operating Partnership or applicable master tenant, will be responsible for subleasing the applicable DST Property to occupying tenants until the earlier of the expiration of the master lease or the Operating Partnership’s exercise of the FMV Option, which means that we bear the risk that the underlying cash flow from a DST Property may be less than the master lease payments. Therefore, even though we will no longer own such applicable DST Property, because of the fixed terms of the master lease guaranteed by our Operating Partnership, negative performance by a DST Property could affect cash available for distributions to our stockholders and would likely have an adverse effect on our results of operations. In addition, although the Operating Partnership will hold a FMV Option to reacquire each DST Property, the purchase price will be based on the then-current fair market value of the applicable DST Property subject to the master lease. Therefore, we may pay more for a DST Property upon the FMV Option exercise if it appreciates while held by the applicable DST than if we had not placed such property in the DST Program.

We may own DST Interest in DSTs owning DST Properties that will be subject to the agreements under our DST Program, which may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.

In connection with our DST Program, we may own DST Interests in DSTs owning one or more DST Properties that are subject to the terms of the agreements governing our DST Program. The DST Program agreements may limit our ability to encumber, lease or dispose of our DST Interests. Such agreements could affect our ability to turn our DST Interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements, and in some cases the financing documents used in connection with the DST Program, could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

DST Properties may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such DST Properties for other purposes such as paying down debt, distributions or additional investments.

DST Properties may later be reacquired by the Operating Partnership through the exercise of the FMV Option. In such cases, the investors who become limited partners in the Operating Partnership will generally still be tied to the applicable DST Property in terms of basis and built-in-gain. As a result, if a DST Property is subsequently sold, unless we effectuate a like-kind exchange under Section 1031 of the Code, then tax will be triggered on the investors’ built-in-gain. Although we are not contractually obligated to do so, we intend to execute 1031 exchanges in such situations rather than trigger gain. Any replacement property acquired in connection with a 1031 exchange will similarly be tied to such investors with similar considerations if such replacement property ever is sold. As a result of these factors, placing real properties into the DST Program may limit our ability to access liquidity from such real properties or replacement properties through sale without triggering taxes due to the built-in-gain tied to investors in the DST Program. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding repurchases or making additional investments.

Conflicts of Interest

The following disclosure is added to the section of the Prospectus titled “Conflicts of Interest”:

•
DST Program. The Advisor is affiliated with the DST Dealer Manager and the DST Manager. These relationships may create conflicts of interest with respect to decisions regarding whether to place properties into the DST Program. The Advisor, DST Dealer Manager and the DST Manager will receive fees and expense reimbursements in connection with their roles in the DST Program (certain of which costs are expected to be substantially paid by the private investors in that program).

Independent Director Stock Ownership Policy

Our board of directors has adopted a stock ownership policy for our independent directors in order to better align our independent directors’ financial interests with those of our stockholders by requiring our independent directors to own a minimum level of our stock. Effective January 1, 2024, each of our independent directors will be required to own shares of our common stock in an amount equal to five times his or her annual cash retainer within five years of becoming subject to this policy.

Certain Unaudited Financial Results for the Nine Months ended September 30, 2023

Below is our unaudited same property net operating income (“NOI”) for the nine months ended September 30, 2023, which increased approximately 7% from the same period in the prior year. This data is not a comprehensive statement of our results for the nine months ended September 30, 2023 and 2022.

NOI is a supplemental non-GAAP measure of our property operating results that we believe is meaningful because it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate. We define NOI as operating revenues less operating expenses, which excludes (i) impairment of investments in real estate, (ii) depreciation and amortization, (iii) straight-line rental income and expense, (iv) amortization of above- and below-market lease intangibles, (v) lease termination fees, (vi) property expenses not core to the operations of such properties, and (vii) other non-property related revenue and expense items such as (a) general and administrative expenses, (b) management fees, (c) performance participation allocation, (d) loss (income) from unconsolidated real estate ventures, (e) income from investments in real estate debt, (f) net gain on dispositions of real estate, (g) interest expense, and (h) other expense (income).

We evaluate our consolidated results of operations on a same property basis, which allows us to analyze our property operating results excluding acquisitions and dispositions during the periods under comparison. Properties in our portfolio are considered same property if they were owned for the full periods presented, otherwise they are considered non-same property. Properties held-for-sale are excluded from same property results and are considered non-same property. We do not consider our investments in our unconsolidated real estate ventures, real estate-related debt or equity securities to be same property.

As such, same property NOI assists in eliminating disparities in net income due to the acquisition or disposition of properties during the periods presented, and therefore we believe it provides a more consistent performance measure for the comparison of the operating performance of our properties, which we believe is useful to investors. Our same property NOI may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used to calculate our net (loss) income.

The following table reconciles GAAP net (loss) income to same property NOI for the nine months ended September 30, 2023 and September 30, 2022 ($ in thousands):

	For the Nine Months Ended September 30,
	2023	2022
	(unaudited)
Net (loss) income	$(414,160)	$56,353
Adjustments to reconcile to same property NOI
General and administrative	32,538	32,974
Management fees	118,970	122,081
Performance participation allocation	—	175,776
Impairment of investments in real estate	188,804	—
Depreciation and amortization	612,924	649,347
Loss (income) from unconsolidated real estate ventures	786	(11,774)
Income from investments in real estate debt	(115,841)	(99,634)
Net gain on dispositions of real estate	(188,632)	—
Interest expense	437,898	306,743
Other expense (income)	86,455	(555,352)
Non-core property expenses	18,410	7,693
Lease termination fees	(6,205)	(5,401)
Straight-line rental income and expense	(9,703)	(9,036)
Amortization of above- and below-market lease intangibles, net	(2,943)	(2,332)
NOI	759,301	667,438
Less: Non-same property NOI	207,960	152,105
Same property NOI	$551,341	$515,333
Same property NOI - year-over-year change $	$36,008
Same property NOI - year-over-year change %	7%

Share Repurchase Request Update

Pursuant to the terms of our share repurchase plan, the total amount of aggregate share repurchases is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding quarter).

In October 2023, we received repurchase requests equal to 4.5% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for October 2023 on a pro rata basis up to the 2% monthly limitation. As such, 44.9% of each stockholder’s October repurchase request was satisfied.

In November 2023, we received repurchase requests equal to 3.8% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for November 2023 on a pro rata basis up to the 2% monthly limitation. As such, 52.5% of each stockholder’s November repurchase request was satisfied.

In accordance with our share repurchase plan, on November 30, 2023, we repurchased all of the shares from stockholders that held less than $500 in shares of our common stock and, as such, we exceeded the 2% monthly limitation by $54,734, as authorized by our board of directors.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 44,294,260 shares of our common stock (consisting of 15,677,142 Class S shares, 38,618 Class T shares, 2,136,900 Class D shares and 26,441,600 Class I shares) in the primary offering for total proceeds of approximately $1.2 billion and (ii) 11,073,671 shares of our common stock (consisting of 5,084,596 Class S shares, 185,750 Class T shares, 589,599 Class D shares and 5,213,726 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $0.3 billion. As of November 30, 2023, our aggregate NAV was approximately $11.0 billion. We intend to continue selling shares in the Offering on a monthly basis.

APPENDIX A: DISTRIBUTION REINVESTMENT PLAN

Effective January 1, 2024

This Distribution Reinvestment Plan (the “Plan”) is adopted by Starwood Real Estate Income Trust, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Common Shares (collectively, the “Shares”) pursuant to the Company’s continuous public offering (the “Offering”), (ii) purchase Shares pursuant to any future public offering of the Company (a “Future Public Offering”), or (iii) purchase Shares pursuant to any future private offering of the Company (a “Private Offering”), and who do not opt out of participating in the Plan (or who affirmatively elect to participate in the Plan, as applicable, as set forth in Section 3 below) (the “Common Stock Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Common Stock Participant and attributable to the class of Shares purchased by such Common Stock Participant (the “Common Stock Distributions”), including Common Stock Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Common Stock Participant.

Additionally, as agent for the holders (the “Unitholders”) of partnership units (the “OP Units”) of Starwood REIT Operating Partnership, L.P. (the “Operating Partnership”) who participate in the Plan in accordance with the Operating Partnership’s limited partnership agreement (the “OP Unit Participants” and, together with the Common Stock Participants, the “Participants”), the Operating Partnership will apply all dividends and other distributions declared and paid in respect of the OP Units held by each OP Unit Participant and attributable to the class of OP Units held by such OP Unit Participant (the “OP Unit Distributions” and, together with the Common Stock Distributions, the “Distributions”) to the purchase of Shares having the same class designation as the applicable class of OP Units for such OP Unit Participant to which such OP Unit Distributions are attributable, provided that OP Unit Distributions attributable to Class S-1 OP Units shall be applied to the purchase of Class S Shares and OP Unit Distributions attributable to Class D-1 OP Units shall be applied to the purchase of Class D Shares.

2. Effective Date. The effective date of this Plan shall be January 1, 2024.

3. Procedure for Participation.

A. Any Stockholder who has received a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”) with respect to the Offering or any Future Public Offering, as applicable, will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement; provided, however that any Stockholder who (i) resides in a state or jurisdiction that requires affirmative enrollment in the Plan or (ii) is a client of a participating broker-dealer that requires affirmative enrollment in the Plan will only become a Participant if they elect to become a Participant by noting such election on their subscription agreement.

B. Any Stockholder who has received a copy of the private placement memorandum with respect to any Private Offering will become a Participant by completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the applicable Private Offering or any soliciting dealer or registered investment advisor participating in the distribution of Shares for such Private Offering.

C. Except as set forth in the Operating Partnership’s limited partnership agreement, any Unitholder who acquires OP Units after December 18, 2023 will become a Participant pursuant to the terms of the Operating Partnership’s limited partnership agreement.

D. Any Stockholder or Unitholder who is not a Participant may later elect to become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Operating Partnership, the Company’s transfer agent, the dealer manager for the applicable offering or any soliciting dealer participating or registered investment advisor in the distribution of Shares or OP Units for the applicable offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company or the Operating Partnership, as applicable. The Company may elect to deny participation in the Plan with respect to a Stockholder or Unitholder that resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes participation impracticable or inadvisable.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth, investment concentration standards imposed by such Participant’s state of residence, status as an “accredited investor” as defined by Regulation D of the Securities Act or other investment suitability standards imposed by the Company or the Operating Partnership, as applicable, and set forth in the Company’s most recent prospectus, the Operating Partnership’s limited partnership agreement, a private placement memorandum, the subscription enrollment form or other authorization form, as applicable. For the avoidance of doubt, this request in no way shifts to the Common Stock Participant the responsibility of the Company’s sponsor, or any other person selling Shares on behalf of the Company in the Offering or any Future Public Offering to the Common Stock Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Common Stock Participant.

5. Purchase of Shares.

A. Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan at a price equal to the most recently disclosed transaction price per Share applicable to the class of Shares purchased by the Participant on the date that the Distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to Shares purchased pursuant to the Plan, but such Shares may be subject to ongoing stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Shares under the Plan and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.

B. Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) Shares that will be issued by the Company in a private placement pursuant to an applicable exemption from registration under the Securities Act in connection with a Private Offering or under the Operating Partnership’s limited partnership agreement, (ii) Shares that will be registered with the SEC in connection with the Offering or (iii) Shares to be registered with the SEC in connection with a Future Public Offering.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable Participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering at least 10 business days’ prior written notice to the Company and the Company may, in its discretion, accept and terminate participation for any notice received less than 10 business days prior to the payment of a distribution. Any transfer of Shares or OP Units by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares or OP Units, as applicable. If a Participant requests that the Company or the Operating Partnership repurchase a portion of the Participant’s Shares or OP Units, as applicable, the Participant’s participation in the Plan will continue with respect to the Participant’s Shares or OP Units that were not repurchased. If a Participant requests that the Company or the Operating Partnership repurchase all of the Participant’s Shares or OP Units, the Participant’s participation in the Plan will be automatically terminated, whether or not all of the Participant’s Shares or OP Units, as applicable, are actually repurchased. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional Share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder or Unitholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 days’ written notice to the Participants. The Company may provide notice under this Section 10 by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC, or (b) in a separate mailing to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.